Exhibit 99.1
ENVOY CAPITAL GROUP INC.
ANNOUNCES RESULTS FOR FISCAL 2008
TORONTO, ON — December 22, 2008 — Envoy Capital Group Inc. (NASDAQ: ECGI/TSX: ECG) today announced its financial results for the year ended September 30, 2008.
Envoy recorded a net loss of ($10.2 million), or ($1.11) per fully diluted share for the year compared with net earnings of $3.0 million or $0.23 per fully diluted share for the same period last year. The earnings per share calculations were based on 9,122.688 fully diluted shares this year and 13,147,793 fully diluted shares last year. The main factors contributing to the loss include:
•	The turmoil in global financial markets and the fears of a broad economic recession severely impacted global stock markets, resulting in a ($5.8) million loss in the Merchant Banking Division.

•	Envoy also recorded a ($5.9) million valuation allowance against its future tax assets at year end. This non cash expense was considered prudent given the uncertainty in current market conditions. However, the losses are available to the Company for use in future years.

•	During the year Envoy repurchased and cancelled 1,064,930 common shares under its Normal Course Issuer Bid programs.
Global capital markets remain volatile in the wake of concern over major financial institutions, deteriorating commodity markets and recessionary environments in major world economies. Envoy continues to hold cash and other short term money market investments and is positioned to redeploy this capital when appropriate investment opportunities arise.
Management’s discussion and analysis, containing a full analysis of financial results, is available on EDGAR (www.sec.gov/edgar.shtml) and on SEDAR (www.sedar.com).
About Envoy Capital Group Inc.
Envoy Capital Group Inc. (NASDAQ: ECGI / TSX: ECG) is a merchant banking organization that focuses on providing financial services as well as equity and debt capital, to small and mid-cap companies. For more information on Envoy Capital Group Inc., visit our website at www.envoy.to
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Cautionary Statement
Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Envoy Capital Group’s actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Envoy Capital Group’s services, changes in competition, the ability of Envoy Capital Group to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Envoy Capital Group that Envoy Capital Group’s plans and objectives will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.
For further information, please call:
Envoy Capital Group Inc.
Contact: Geoffrey Genovese
Tel: (416) 593-1212
Or contact our investor relations department at: info@envoy.

Envoy Capital Group Inc.
Consolidated Balance Sheet Highlights
(Expressed In Canadian dollars)

	September 30	September 30
As at:	2008	2007

Current assets	$28,822,868	$38,807,954
Long-term assets	7,659,176	11,984,360

	36,482,044	50,792,314

Current liabilities	4,322,723	5,565,714
Long-term liabilities	—	69,599

	4,322,723	5,635,313

Shareholders’ equity	32,159,321	45,157,001

	$36,482,044	$50,792,314

Financial Highlights
Envoy Capital Group Inc.
Consolidated Statements of Operations
(Expressed In Canadian dollars)

	September 30	September 30
For the year ended:	2008	2007

Net revenue from consumer branding business	$15,514,533	$12,402,688
Net investment (losses) gains	(4,930,185)	4,061,467
Interest and dividend income	675,519	1,086,970

	11,259,867	17,551,125

Operating expenses:
Salaries and benefits	12,815,891	11,319,127
General and administrative	3,581,721	2,635,005
Occupancy costs	560,757	540,762

	16,958,369	14,494,894

Depreciation	737,132	748,335

Investment earnings	—	(386,404)

Interest expense and financing costs	33,347	96,868

	17,728,848	14,953,693

(Loss) earnings before income taxes	(6,468,981)	2,597,432

Income tax expense (recovery)	3,689,164	(43,773)

Net (loss) earnings	(10,158,145)	3,016,719

(Loss) earnings per share
Basic	$(1.11)	$0.23
Diluted	$(1.11)	$0.23

(Loss) earnings per share — continuing operations
Basic	$(1.11)	$0.20
Diluted	$(1.11)	$0.20

Earnings per share — discontinued operations
Basic	$—	$0.03
Diluted	$—	$0.03

Weighted average number of common shares outstanding — basic	9,122,688	13,147,793
Weighted average number of common shares outstanding — fully diluted	9,122,688	13,155,910

Envoy Capital Group Inc. Consolidated Statements of Retained Earnings (Deficit) (Expressed In Canadian dollars)

Retained earnings (deficit), beginning of period	$3,094,135	$(40,266,401)

Transitional adjustment on adoption of financial instruments	—	77,416

Net (loss) earnings	(10,158,145)	3,016,719

Deficit reduction applied against share capital	—	40,266,401

(Deficit) retained earnings, end of period	$(7,064,010)	$3,094,135